March 16, 2006

Mr. Bruce Paradis
Residential Funding Mortgage Securities II, Inc.
8400 Normandale Lake Boulevard
Minneapolis, MN 55437

**Re: Residential Funding Mortgage Securities II, Inc.
        Amendment No. 1 to Registration Statement on Form S-3
        Filed February 24, 2006
        File No. 333-131196**

Dear Mr. Paradis:

        We have reviewed your responses to the comments in our letter dated February 16, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We reissue comment 3 of our letter dated February 16, 2006. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown. Refer to footnote 133 to SEC Release 33-8518.

2. We note your response to prior comment 9. However, it does not appear that you have added a description of loss allocation to prospectus supplement #2. Accordingly, we re-issue comment 9 with respect to the second prospectus supplement.

Base Prospectus

Description of Credit Enhancement, page 59

3. We note your response to prior comment 11. Please delete all references to credit default swaps throughout the filing. Alternatively, you may provide us more

information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or to a class of offered securities. For example, how will they operate? Will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2 of SEC Release No. 33-8518 and footnote 68.

4. We note that the disclosure at the bottom of the last full paragraph on page 61 indicates that credit support for a series of securities may cover one or more other series of securities. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Purchase Obligations, page 71

5. Please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the Investment Company Act of 1940 ("1940 Act"). Specifically, please explain whether the sale of the issuing entity's assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity's assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Alternatively, please confirm that no put options or demand rights will be used in connection with this registration statement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile
         Ms. Katharine I. Crost (Orrick)